Issuer Free Writing Prospectus dated November 14, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-184731

GFI Software S.A.

Common shares

Updated Financial Information

In connection with its proposed initial public offering of common shares, GFI Software S.A. (“GFI,” the “Company,” “we,” “our” or “us”) has previously filed a Registration Statement on Form F-1 (as amended through November 7, 2013, the “Registration Statement”).  The Registration Statement includes our financial information through June 30, 2013.  We are today filing Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”).  The Amended Registration Statement includes our financial information through September 30, 2013.

Specifically, the preliminary prospectus in the Amended Registration Statement contains:

•                  our unaudited interim consolidated statement of profit or loss for the three and nine months ended September 30, 2012 and 2013; interim consolidated statement of comprehensive income / (loss) for the three and nine months ended September 30, 2012 and 2013; interim consolidated statement of financial position as at December 31, 2012 and September 30, 2013; interim consolidated statement of changes in deficit as at September 30, 2013; and the related notes to such financial statements;

•                  updated “Operating and financial review and prospects” disclosure that includes a comparison of the nine months ended September 30, 2013 and September 30, 2012; and

•                  corresponding updates to other sections of the preliminary prospectus, including “Summary consolidated financial and other data,” “Capitalization,” “Dilution” and “Selected consolidated financial data.”

J.P. MORGAN	CREDIT SUISSE	JEFFERIES

STIFEL

BMO CAPITAL MARKETS

NEEDHAM & COMPANY

OPPENHEIMER & CO.

A summary of our unaudited financial results as of and for the nine months ended September 30, 2013 and 2012 is set forth below.  You should read this summary financial and other data together with our consolidated financial statements and related notes as well as “Operating and financial review and prospects” and the other financial information included in the preliminary prospectus in the Amended Registration Statement.

The summary consolidated statement of operations data and the consolidated statement of comprehensive income data for the nine months ended September 30, 2012 and 2013 and the consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited consolidated financial statements described above and included in the Amended Registration Statement.  We have prepared the unaudited condensed consolidated interim financial information for the periods presented below on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations, to be in compliance with IAS 34, for the periods presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.  In March 2013, we sold GFI Software (Florida), Inc. (“GFI Florida”), our security technology business comprising the VIPRE family of antivirus products and high-end antimalware intelligence solutions, in order to increase our focus on our core collaboration, MSP and IT infrastructure businesses. GFI Florida is reflected as discontinued operations in all periods presented through the sale date in March 2013.

Summary Financial Results as of and for the Nine Months Ended September 30, 2012 and 2013

A summary of our unaudited financial results as of and for the nine months ended September 30, 2012 and 2013 is set forth below:

	Nine months ended September 30,
(in thousands)	2012	2013

Consolidated financial information:
Revenue from continuing operations	$85,105	$118,470
Billings
Collaboration	76,518	83,801
IT Infrastructure	35,233	36,787
GFI Max	16,687	27,328
Total Billings (1) (4)	128,438	147,916
Net loss from continuing operations	(23,121)	(8,736)
Net (loss) / income	(35,259)	7,875
Adjusted EBITDA (2) (4)	50,744	55,334
Unlevered Free Cash Flow (3) (4)	25,950	36,152
Net cash flows from operating activities from continuing operations	27,699	39,365
Cash at bank and in hand	12,079	13,806
Total assets	369,869	422,477
Total liabilities	471,908	519,867
Total equity (deficit)	(102,039)	(97,390)

Reconciliation of revenue from continuing operations to Billings:
Revenue from continuing operations	$85,105	$118,470
Change in deferred revenue	43,333	29,446
Billings	$128,438	$147,916

Reconciliation of net cash flows from operating activities from continuing operations to Unlevered Free Cash Flow:
Net cash flows from operating activities from continuing operations	27,699	39,365
Less: Capital expenditures, net of proceeds from sales of property and equipment	(1,749)	(3,213)
Unlevered Free Cash Flow	25,950	36,152

Reconciliation of net (loss) / income from continuing operations to Adjusted EBITDA:
Net loss from continuing operations	$(23,121)	$(8,736)
Tax expense	198	12,189
Finance costs, net	13,833	11,211
Unrealized currency exchange fluctuations	(80)	(2,314)
Depreciation, amortization and impairment	11,743	4,153
Share-based compensation	4,838	9,385
Change in deferred revenue	43,333	29,446
Adjusted EBITDA	$50,744	$55,334

(1)                                 Billings is a non-IFRS financial measure calculated by adding revenue from continuing operations recognized during the applicable period to the change in deferred revenue from continuing operations between the start and end of the same period, as presented in our consolidated statement of cash flows.  We consider Billings to be a leading indicator of future revenue and operational growth based on our business model of billing total arrangement fees at the time of sale, and we use Billings to evaluate the operating performance of our operating segments.  Our use of Billings as a non-IFRS measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for revenue or an analysis of our results as reported under IFRS.  Billings does not predict revenue for a specific future period.  Trends in Billings are not directly correlated to trends in revenue except when measured over longer periods.  In addition, other companies, including companies in our industry, may not use Billings, may calculate Billings differently, or may use other financial measures to evaluate their performance — all of which reduce the usefulness of Billings as a comparative measure.  A significant portion of our Billings relates to solutions for which the corresponding revenue is deferred and subsequently recognized over time.  In particular, Billings for maintenance, subscriptions and web-based services are typically invoiced in advance of ratable revenue recognition, which typically ranges over periods of up to 48 months.

(2)                                 Unlevered Free Cash Flow is a non-IFRS financial measure that we define as net cash flows from operating activities from continuing operations less capital expenditures, net of proceeds from the sales of property and equipment.  Our management uses this measure when evaluating the operating performance of our consolidated business.  We believe Unlevered Free Cash Flow provides management and investors with a more complete understanding of the underlying liquidity of our core operating business and our ability to meet our current and future financing and investing needs.  While we believe that this non-IFRS financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with IFRS.

(3)                                 Adjusted EBITDA is a non-IFRS financial measure that we calculate as profit (loss) from continuing operations, adjusted for tax benefit (expense), unrealized exchange fluctuations, finance costs, finance revenue, gain (loss) on disposals, depreciation, amortization and impairment, share-based compensation, specific extraordinary, non-recurring items, plus the change in deferred revenue between the start and end of the period, as presented in our consolidated statement of cash flows.  We believe that Adjusted EBITDA provides useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and Board, and we use Adjusted EBITDA to evaluate the operating performance of our operating segments.  In addition, our lenders under our senior secured credit facility utilize consolidated EBITDA (as defined in our senior secured credit facility), which we believe to be the same as Adjusted EBITDA, as a key measure of our financial performance in relation to certain of our operating covenants under our senior secured credit facility.  Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

(4)                                 See the table above for a reconciliation of Billings, Unlevered Free Cash Flow and Adjusted EBITDA to the most directly comparable IFRS measures.

GFI Software S.A. has filed the Amended Registration Statement (including a preliminary prospectus) with the SEC for an offering of common shares to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about GFI Software S.A. and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus related to the offering may also be obtained from: J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, NY 11717 (866) 803-9204, Credit Suisse Securities (USA) LLC Attention: Prospectus Department, One Madison Avenue, New York, NY 10010 (800) 221-1037 or Jefferies LLC Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022 (877) 547-6340.